FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended November, 2010

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At September 30, 2010 we had approximately 7,800 employees, in 71 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the nine months ended September 30, 2010 we derived approximately 44.1%, 45.6% and 10.3% of our net revenue in the United States, Europe and Rest of World, respectively.

Recent Developments

Acquisitions

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.0 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013.

Bank Credit Lines and Loan Facilities

On September 3, 2010 a committed 364 day credit facility was negotiated with J.P. Morgan for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At September 30, 2010 $10 million was available to be drawn under the facility.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

	(Unaudited)	(Audited)
	September 30	December 31
	2010	2009
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$231,289	$144,801
Short term investments - available for sale	-	49,227
Accounts receivable	174,375	191,924
Unbilled revenue	97,218	92,080
Other receivables	12,856	13,016
Deferred tax asset	8,598	9,625
Prepayments and other current assets	24,828	20,126
Income taxes receivable	20,330	14,627
Total current assets	569,494	535,426
Other Assets:
Property, plant and equipment, net	172,883	178,989
Goodwill	176,715	173,568
Non-current other assets	3,802	3,082
Non-current income taxes receivable	482	483
Non-current deferred tax asset	6,359	6,890
Intangible assets	8,122	9,960
Total Assets	$937,857	$908,398
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$8,569	$12,123
Payments on account	143,583	165,198
Other liabilities	107,357	119,666
Deferred tax liability	924	751
Income taxes payable	2,583	1,782
Total current liabilities	263,016	299,520
Other Liabilities:
Non-current other liabilities	3,153	2,844
Non-current government grants	1,509	1,750
Non-current income taxes payable	12,525	19,350
Non-current deferred tax liability	10,491	12,688
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
60,074,916 shares issued and outstanding at September 30, 2010 and
59,007,565 shares issued and outstanding at December 31, 2009	5,050	4,965
Additional paid-in capital	193,494	174,188
Accumulated other comprehensive income	3,139	12,584
Retained earnings	445,480	380,509
Total Shareholders' Equity	647,163	572,246
Total Liabilities and Shareholders' Equity	$937,857	$908,398

 The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009
(UNAUDITED)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	(in thousands except share and per share data)

Revenue:
Gross revenue	$323,230	$317,179	$945,868	$936,686
Reimbursable expenses	(98,135)	(96,818)	(277,910)	(276,493)

Net revenue	225,095	220,361	667,958	660,193

Costs and expenses:
Direct costs	139,460	127,179	401,647	376,493
Selling, general and administrative expense	60,008	54,369	171,225	173,637
Depreciation and amortization	8,002	8,404	25,005	23,420
One-time net charges	-	-	-	8,941

Total costs and expenses	207,470	189,952	597,877	582,491

Income from operations	17,625	30,409	70,081	77,702
Interest income	543	46	1,183	619
Interest expense	(267)	(739)	(1,038)	(2,923)

Income before provision for income taxes	17,901	29,716	70,226	75,398
Provision for income taxes (including one-time credits)	1,998	(5,765)	(5,255)	(11,973)

Net income	$19,899	$23,951	$64,971	$63,425
Net income per Ordinary Share:
Basic	$0.33	$0.41	$1.09	$1.08
Diluted	$0.33	$0.40	$1.07	$1.06

Weighted average number of Ordinary Shares outstanding:

Basic	59,940,045	58,624,028	59,576,777	58,579,402

Diluted	60,743,403	59,953,574	60,576,058	59,781,092

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009
(UNAUDITED)
	Nine Months Ended
	September 30	September 30
	2010	2009
	(in thousands)
Cash flows from operating activities:
Net income	$64,971	$63,425
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	114	247
Depreciation and amortization	25,005	23,420
Amortization of grants	(108)	(109)
Share compensation expense	5,549	4,934
Deferred taxes	(406)	(7,516)
Changes in assets and liabilities:
Decrease in accounts receivable	10,040	27,463
(Increase)/decrease in unbilled revenue	(697)	20,516
Decrease in other receivables	2	4,375
Increase in prepayments and other current assets	(4,978)	(4,028)
Increase in other non current assets	(720)	(959)
(Decrease)/increase in payments on account	(20,075)	50,300
(Decrease)/increase in other current liabilities	(7,731)	10,370
Increase in other non current liabilities	476	1,028
(Decrease)/increase in income taxes payable	(12,768)	15,446
Decrease in accounts payable	(3,173)	(10,539)
Net cash provided by operating activities	55,501	198,373
Cash flows from investing activities:
Purchase of property, plant and equipment	(23,906)	(26,023)
Purchase of subsidiary undertakings	(3,411)	(25,932)
Purchase of short term investments	(30,260)	(126,087)
Sale of short term investments	79,487	66,564
Cash received on acquisition	-	32
Grants received	-	501
Net cash provided by/(used in) investing activities	21,910	(110,945)

Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	-	17,400
Repayment of credit lines and facilities	-	(98,370)
Proceeds from exercise of share options	11,645	1,279
Share issuance costs	(51)	(69)
Tax benefit from the exercise of share options	2,248	101
Repayment of other liabilities	(165)	(216)
Net cash provided by/(used in) financing activities	13,677	(79,875)
Effect of exchange rate movements on cash	(4,600)	2,249
Net increase in cash and cash equivalents	86,488	9,802
Cash and cash equivalents at beginning of period	$144,801	$58,378
Cash and cash equivalents at end of period	$231,289	$68,180

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2009	59,007,565	$4,965	$174,188	$12,584	$380,509	$572,246

Comprehensive Income:
Net income					64,971	64,971
Currency translation adjustment (net of taxation)	-	-	-	(9,445)	-	(9,445)
Total comprehensive income						55,526
Share issuance costs			(51)			(51)
Exercise of share options	1,067,351	85	11,560			11,645
Non-cash stock compensation expense			5,549			5,549
Tax benefit on exercise of options			2,248			2,248
Balance at September 30, 2010	60,074,916	$5,050	$193,494	$3,139	$445,480	$647,163

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2010
1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2009. Operating results for the nine months ended September 30, 2010, are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2010.

2. Goodwill

	September 30	December 31
	2010	2009
	(in thousands)
Opening balance	$173,568	$169,344
Current period acquisitions	3,732	1,584
Prior period acquisitions	2,539	(836)
Foreign exchange movement	(3,124)	3,476
Closing balance	$176,715	$173,568

On May 17, 2010 the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.0 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. CHF 2.9 million ($3.0 million) was accrued in relation to these milestones at September 30, 2010.

The acquisition of Timaq has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 17
2010
(in thousands)
Property, plant and equipment	$107
Goodwill	3,732
Other current assets	160
Current liabilities	(176)
Purchase price	$3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to the pharmaceutical and biotechnology industry.

Prior Period Acquisitions  - Acquisition of Qualia Clinical Services Inc. and Veeda Laboratories Ltd.

During the year ended December 31, 2009 the Company completed the acquisitions of Qualia Clinical Services, Inc. a Phase 1 facility located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, neither of which are considered individually significant. In aggregate, the total purchase price for these acquisitions was approximately $2.2 million. The excess of the consideration paid over the carrying value of the assets acquired of $0.6 million has been recorded as goodwill of $1.6 million.

The acquisitions of Qualia Clinical Services Inc. and Veeda Laboratories Ltd. have been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations which is effective for all acquisitions which have taken place since January 1, 2009.

The following table summarizes the fair values of the assets acquired and the liabilities assumed:

2009
(in thousands)
Property, plant and equipment	$361
Intangible assets	352
Goodwill	1,694
Cash	32
Other current assets	404
Current liabilities	(617)
Non-current liabilities	(12)
Purchase price	$2,214

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

Prior Period Acquisitions - Acquisition of Healthcare Discoveries Inc.

On February 11, 2008 the Company acquired 100% of the common stock of Healthcare Discoveries Inc. for an initial cash consideration of $11.1 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  On September 3, 2010 $2.2 million was paid to the former shareholders of Healthcare Discoveries Inc. in full and final settlement of the outstanding consideration payable.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with FASB Statement No. 141. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

February 11
2008
(in thousands)
Property, plant and equipment	$327
Intangible assets	2,890
Goodwill	12,424
Cash	5
Other current assets	575
Current liabilities	(1,951)
Purchase price	$14,270

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

3. One-time net charges

One-time net charges recognized during the nine months ended September 30, 2010 comprise:

	Nine Months Ended
	September 30	September 30
	2010	2009
	(in thousands)
Restructuring charge	$-	$13,434
Research and development incentives	-	(4,493)
	$-	$8,941

Restructuring Charge

In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the three months ended June 30, 2009 to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets in which the Company operates.  A restructuring charge of $13.4 million was recognised during the three months ended June 30, 2009 comprising $8.3 million in respect of office consolidations and $5.1 million is respect of workforce reductions.

Research and Development Tax Incentives

During the nine months ended September 30, 2009 the Company received research and development incentives in certain jurisdictions in which it operates.  Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits are generally recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company’s ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate. Income of $4.5 million was recognized during the nine months ended September 30, 2009 in respect of these incentives.

4. Income Taxes

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Provision for income taxes before one-time credits	$(1,998)	$5,765	$5,255	$16,687
One-time credits	-	-	-	(4,714)
Provision for income taxes after one time credits	$(1,998)	$5,765	$5,255	$11,973

Provision for income taxes for the three months ended September 30, 2010 comprised a net tax credit of $2.0 million, compared to a charge of $5.8 million for the three months ended September 30, 2009.  The reduction in the provision for income taxes was primarily due to a decrease of $6.0 million in unrecognized tax benefits for uncertain tax positions, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the three months ended September 30, 2010.

Provision for income taxes for the nine months ended September 30, 2009 are inclusive of one-time credits which comprise corporation tax refunds arising from research and development tax credits received in certain jurisdictions in which the Company operates and the tax effect of restructuring costs recognized.

As at September 30, 2010 the Company maintains a $12.0 million liability (December 31, 2009: $18.9 million) for unrecognized tax benefit, which is comprised of $10.3 million (December 31, 2009: $15.4 million) related to items generating unrecognized tax benefits and $1.7 million (December 31, 2009: $3.5 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2005 through 2009 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	59,940,045	58,624,028	59,576,777	58,579,402
Effect of dilutive share options outstanding	803,358	1,329,546	999,281	1,201,690
Weighted average number of ordinary shares for diluted net income per ordinary share	60,743,403	59,953,574	60,576,058	59,781,092

6. Stock Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors (the “Committee”) may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants’ Option Plan”), pursuant to which the Committee may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Option Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year, to any employee, shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008 the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Committee may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU Plan may be settled in cash or shares.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Committee may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan, and in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2010 is eight years.

The following table summarizes option activity for the nine months ended September 30, 2010:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2009	5,408,222	$18.99	$7.60

Granted	1,003,327	$24.51	$9.15
Exercised	(1,064,839)	$10.93	$4.82
Forfeited	(250,028)	$25.94	$9.96

Outstanding at September 30, 2010	5,096,682	$21.42	$8.37	4.98

Exercisable at September 30, 2010	2,298,244	$17.34	$7.00	3.63

The Company has granted options with fair values ranging from $3.26 to $13.93 per option or a weighted average fair value of $6.63 per option.  The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2010 was 2,298,244.  Fully vested share options at September 30, 2010 have an average remaining contractual term of 3.63 years, an average exercise price of $17.34 and a total intrinsic value of $15.5 million.

The total intrinsic value of options exercised during the three months ended September 30, 2010 was $2.5 million (September 30, 2009: $0.7 million).  The total intrinsic value of options exercised during the nine months ended September 30, 2010 was $11.4 million (September 30, 2009: $1.9 million).

Non-vested shares outstanding as at September 30, 2010 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non-vested outstanding at December 31, 2009	2,904,687	$23.60	$9.24

Granted	1,003,327	$24.51	$9.15
Vested	(904,689)	$20.67	$8.23
Forfeited	(204,887)	$24.96	$9.68

Non-vested outstanding at September 30, 2010	2,798,438	$24.77	$9.50

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the period ended September 30, 2010 and September 30, 2009 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Nine Months Ended
	September 30	September 30
	2010	2009

Weighted average fair value	$9.15	$8.47

Assumptions:
Expected volatility	45%	45%
Dividend yield	0%	0%
Risk-free interest rate	1.7%	0.2%
Expected life	4.05 years	5.11 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at the time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

On August 7, 2008 the Company issued 6,280 restricted share units to certain employees of the Group.   These shares are exercisable over periods ranging from February 26, 2009 to February 26, 2011.  The market value of the Company’s shares on date of issue was $41.95.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and nine months ended September 30, 2010 has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	(In thousands)		(In thousands)
Direct costs	$1,018	$924	$3,025	$2,718
Selling, general and administrative	829	753	2,524	2,216

	$1,847	$1,677	$5,549	$4,934

Total non-cash stock compensation expense not yet recognized at September 30, 2010 amounted to U.S.$17.8 million.  The weighted average period over which this is expected to be recognized is 2.0 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to U.S. $0.1 million for the three months ended September 30, 2010 (2009:$0.1 million) and $2.2 million for the nine months ended September 30, 2010 (2009:$0.1 million).

7. Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprise and Related Information. The Group has one reportable segment, the Clinical Research segment.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Denmark, Sweden, Finland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand and South Africa. Segment information as at September 30, 2010 and September 30, 2009 and for the three and nine months ended September 30, 2010 and September 30, 2009, is as follows:

(a)	The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Ireland	$28,118	$46,182	$90,996	$116,908
Rest of Europe	72,897	57,420	213,747	175,229
U.S.	100,038	98,172	294,369	314,869
Rest of the World	24,042	18,587	68,846	53,187
Total	$225,095	$220,361	$667,958	$660,193
* All sales shown for Ireland are export sales.

b)	The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Ireland	$4,410	$21,767	$27,469	$45,349
Rest of Europe	4,987	2,286	17,919	10,862
U.S.	6,569	4,844	20,001	18,502
Rest of the World	1,659	1,512	4,692	2,989
Total	$17,625	$30,409	$70,081	$77,702

c) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30	December 31
	2010	2009
	(in thousands)
Ireland	$109,838	$107,049
Rest of Europe	16,846	16,673
U.S.	35,955	45,194
Rest of the World	10,244	10,073
Total	$172,883	$178,989

d) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Ireland	$2,470	$2,442	$7,447	$6,901
Rest of Europe	1,336	1,327	4,195	3,941
U.S.	3,166	3,752	10,381	10,319
Rest of the World	1,030	883	2,982	2,259
Total	$8,002	$8,404	$25,005	$23,420

e) The distribution of total assets by geographical area was as follows:

	September 30	December 31
	2010	2009
	(in thousands)
Ireland	$412,883	$319,528
Rest of Europe	174,836	184,630
U.S.	322,677	375,682
Rest of the World	27,461	28,558
Total	$937,857	$908,398

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2009. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.  In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At September 30, 2010 we had approximately 7,800 employees, in 71 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All investigator fees and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 17 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling and Indian Rupee, 2 each in Russian Rouble, Japanese Yen, Swedish Krona, Chinese Yuan Renminbi and Singapore dollars and 1 each in Polish Zloty, Israeli New Shekels, Latvian Lats, Hungarian Forint, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Lithuanian Litas, South African Rand, Australian dollars, Philippine Peso, Hong Kong dollar, Taiwan dollar,  South Korean Won, Thai Baht, New Zealand dollars, Argentine Peso, Mexican Peso, Brazilian Real, Chilean Peso, Colombian Peso, Peruvian Neuvo Sol, and Canadian dollar. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and, when appropriate, hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.  In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. The Company's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2010 compared with Three Months Ended September 30, 2009

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30 2010	September 30 2009	2009 to 2010
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	2.1%
Costs and expenses:
Direct costs	61.9%	57.7%	9.7%
Selling, general and administrative	26.7%	24.7%	10.4%
Depreciation and amortization	3.6%	3.8%	(4.8)%
Income from operations	7.8%	13.8%	(42.0)%

Net revenue increased by $4.7 million, or 2.1%, from $220.4 million for the three months ended September 30, 2009 to $225.1 million for the three months ended September 30, 2010. The rate of increase in net revenue growth has slowed in recent quarters mainly due to the economic downturn, its impact on market confidence and the availability of funding for drug development.  During the three months ended September 30, 2010, net revenue from our central laboratory business decreased by $1.4 million, or 8.6%, from $16.3 million for the three months ended September 30, 2009 to $14.9 million for the three months ended September 30, 2010.  This decrease was primarily attributable to a slower rate of conversion on central laboratory business awards, due to both a delay in study start-ups and an increase in the average duration of central laboratory studies.  For the three months ended September 30, 2010 we derived approximately 44.4%, 44.9% and 10.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs increased by $12.3 million, or 9.7%, from $127.2 million for the three months ended September 30, 2009 to $139.5 million for the three months ended September 30, 2010. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees together with other direct project driven costs. Compensation and travel expenditure for project related staff increased by $7.8 million and $2.0 million respectively during the three months ended September 30, 2010 together with an increase of $2.5 million in other direct project related costs. The Company has invested significantly in personnel and systems in the central laboratory business which has contributed approximately $5.0 million of the additional direct costs during the three months ended September 30, 2010.   The Company has also entered into a number of strategic relationships with sponsors and expanded operations in certain territories, again requiring significant upfront investment in its personnel and a corresponding increase in direct costs. Direct costs as a percentage of net revenue increased from 57.7% for the three months ended September 30, 2009 to 61.9% for three months ended September 30, 2010.

Selling, general and administrative expenses increased by $5.6 million, or 10.4%, from $54.4 million for the three months ended September 30, 2009 to $60.0 million for the three months ended September 30, 2010. Selling, general and administrative expenses consist of compensation, related fringe benefits, share based compensation expense and travel expenditure for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems.

The increase in selling, general and administrative expenses arises primarily from an increase of $4.2 million in personnel related costs, comprising compensation, related fringe benefits and travel costs for selling, general and administrative employees and recruitment expenditure, an increase in facilities and information system costs of $0.9 million and an increase in other general overhead costs of $0.5 million. $1.5 million of this increase in selling, general and administrative expenses is attributable to the central laboratory business.  As a percentage of net revenue, selling, general and administrative expenses increased from 24.7% for the three months ended September 30, 2009 to 26.7% for the three months ended September 30, 2010.

Total share based compensation expense recognized during the three months ended September 30, 2010 amounted to $1.9 million compared to $1.7 million during the three months ended September 30, 2009.

Depreciation and amortization expense decreased by $0.4 million, or 4.8%, from $8.4 million for the three months ended September 30, 2009 to $8.0 million for the three months ended September 30, 2010. As a percentage of net revenue, depreciation and amortization expense decreased from 3.8% of net revenues for the three months ended September 30, 2009 to 3.6% for the three months ended September 30, 2010.

Income from operations decreased by $12.8 million, or 42.0%, from $30.4 million for the three months ended September 30, 2009 to $17.6 million for the three months ended September 30, 2010. As a percentage of net revenue, income from operations decreased from 13.8% for the three months ended September 30, 2009 to 7.8% of net revenues for the three months ended September 30, 2010.  The Company’s significant investment in personnel and systems for its central laboratory business, its new strategic relationships and expansion into new territories, coupled with the slower than expected conversion of business awards has negatively impacted the Company’s operating margin during the three months ended September 30, 2010.

Net interest income for the three months ended September 30, 2010 was $0.3 million, compared with net interest expense of $0.7 million for the three months ended September 30, 2009. Interest income for the period increased by $0.5 million from $0.05 million for the three months ended September 30, 2009 to $0.55 million for the three months ended September 30, 2010.  The increase in interest income for the three months ended September 30, 2010 over the three months ended September 30, 2009 was due to an increase in cash and cash equivalents, together with an increase in the rate of return earned on those balances. Interest expense was $0.3 million for the three months ended September 30, 2010 compared to $0.7 million for the three months ended September 30, 2009.

Provision for income taxes for the three months ended September 30, 2010 comprised a net tax credit of $2.0 million, compared to a charge of $5.8 million for the three months ended September 30, 2009.  The reduction in the provision for income taxes was primarily due to a decrease of $6.0 million in unrecognized tax benefits for uncertain tax positions, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the three months ended September 30, 2010. Excluding the impact of the release of these uncertain tax provisions, the Company would have had an effective tax rate of 22.3% for the three months ended September 30, 2010, compared to an effective tax rate of 19.4% for the three months ended September 30, 2009.

Nine Months Ended September 30, 2010 compared with Nine Months Ended September 30, 2009

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.
	Nine Months Ended
	September 30 2010	September 30 2009	2009 to 2010
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	1.2%
Costs and expenses:
Direct costs	60.2%	57.0%	6.7%
Selling, general and administrative	25.6%	26.3%	(1.4)%
Depreciation and amortization	3.7%	3.5%	6.8%
One-time net charges	0.0%	1.4%	(100.0)%
Income from operations	10.5%	11.8%	(9.8)%

Net revenue increased by $7.8 million, or 1.2%, from $660.2 million for the nine months ended September 30, 2009 to $668.0 million for the nine months ended September 30, 2010. The rate of increase in net revenue growth has slowed in recent quarters due to the economic downturn, its impact on market confidence and the availability of funding for drug development.  During the nine months ended September 30, 2010 net revenue from our central laboratory business decreased by $6.4 million or 12.2% from $53.2 million for the nine months ended September 30, 2009 to $46.8 million for the nine months ended September 30, 2010.  This decrease was primarily attributable to a slower rate of conversion on central laboratory business awards, due both to a delay in study start-ups and an increase in the average duration of central laboratory studies. For the nine months ended September 30, 2010, we derived approximately 44.1%, 45.6% and 10.3% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs increased by $25.1 million, or 6.7%, from $376.5 million for the nine months ended September 30, 2009 to $401.6 million for the nine months ended September 30, 2010.  Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees together with other direct project driven costs. Compensation and travel expenditure for project-related staff increased by $22.9 million and $5.0 million respectively during the nine months ended September 30, 2010 offset by a decrease in other direct project costs of $2.8 million. In addition to increasing its investment in its personnel and systems in its central laboratory business, the Company has also entered into a number of strategic relationships with sponsors and expanded operations in certain territories, requiring significant upfront investment in its personnel and a corresponding increase in direct costs.  Direct costs as a percentage of net revenue increased from 57.0% for the nine months ended September 30, 2009 to 60.2% for the nine months ended September 30, 2010.

Selling, general and administrative expenses decreased by $2.4 million, or 1.4%, from $173.6 million for the nine months ended September 30, 2009 to $171.2 million for the nine months ended September 30, 2010. Selling, general and administrative expenses consist of compensation, related fringe benefits, share based compensation expense and travel expenditure for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expenses arises primarily from decreases in professional services costs of $6.4 million, offset by an increase in compensation and related fringe benefit costs of $2.0 million, an increase in travel expenditure of $1.6 million and an increase in foreign exchange losses on the retranslation of monetary assets and liabilities of $0.3 million. As a percentage of net revenue, selling, general and administrative expenses decreased from 26.3% for the nine months ended September 30, 2009 to 25.6% for the nine months ended September 30, 2010.

Total share based compensation expense recognized during the nine months ended September 30, 2010 amounted to $5.5 million compared to $4.9 million during the nine months ended September 30, 2009.

Depreciation and amortization expense increased by $1.6 million, or 6.8%, from $23.4 million for the nine months ended September 30, 2009 to $25.0 million for the nine months ended September 30, 2010. As a percentage of net revenue, depreciation and amortization expense increased from 3.5% of net revenues for the nine months ended September 30, 2009 to 3.7% for the nine months ended September 30, 2010. The increase arises primarily from our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.9 million were recognized during the nine months ended September 30, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.4 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain jurisdictions in which it operates.

Income from operations decreased by $7.6 million, or 9.8%, from $77.7 million for the nine months ended September 30, 2009 to $70.1 million for the nine months ended September 30, 2010. As a percentage of net revenue, income from operations decreased from 11.8% for the nine months ended September 30, 2009 to 10.5% of net revenues for the nine months ended September 30, 2010.   Excluding the impact of one-time net charges recognised during the nine months ended September 30, 2009, income from operations as a percentage of net revenue decreased from 13.1% for the nine months ended September 30, 2009 to 10.5% for the nine months ended September 30, 2010. The Company’s significant investment in personnel and systems for its central laboratory business, its new strategic relationships and expansion into new territories, coupled with the slower than expected conversion of business awards has negatively impacted the Company’s operating margin during the nine months ended September 30, 2010.

Net interest income for the nine months ended September 30, 2010 was $0.2 million, compared with net interest expense of $2.3 million for the nine months ended September 30, 2009. Interest income for the period increased by $0.6 million from $0.6 million for the nine months ended September 30, 2009 to $1.2 million for the nine months ended September 30, 2010.  The increase in interest income in the nine months ended September 30, 2010 over the nine months ended September 30, 2009 was due to an increase in cash and cash equivalents, together with an increase in the rate of return earned on those balances. Interest expense was $1.0 million for the nine months ended September 30, 2010 compared to $2.9 million for the nine months ended September 30, 2009.

Provision for income taxes decreased from $12.0 million for the nine months ended September 30, 2009 to $5.2 million for the nine months ended September 30, 2010.  The reduction in the provision for income taxes was primarily due to a decrease of $6.0 million in unrecognized tax benefits for uncertain tax positions, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the three months ended September 30, 2010. The Company’s effective tax rate for the nine months ended September 30, 2010 was 7.5% compared with 15.9% for the nine months ended September 30, 2009.  Excluding the impact of the release of these uncertain tax provisions, the Company would have had an effective tax rate of 16.0% for the nine months ended September 30, 2010, compared to an effective tax rate of 15.9% for the nine months ended September 30, 2009.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Net cash at September 30, 2010 amounted to $231.3 million compared with net cash of $194.0 million at December 31, 2009. Net cash at September 30, 2010 comprised cash and cash equivalents of $231.3 million. Net cash at December 31, 2009 comprised cash and cash equivalents of $144.8 million and short term investments of $49.2 million. The Company has a number of negotiated facilities in place. Amounts available to be drawn under these facilities at September 30, 2010 amounted to $89.4 million compared with $162.5 million at December 31, 2009. No amounts were drawn at September 30, 2010 (December 31, 2009: $nil).

Net cash provided by operating activities was $55.5 million for the nine month ended September 30, 2010, compared with cash provided by operating activities of $198.4 million for the nine months ended September 30, 2009.  The Company’s working capital, comprising total current assets less total current liabilities, at September 30, 2010 amounted to $306.5 million, compared to $235.9 million at December 31, 2009.  The most significant influence on our working capital and operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 36 days at September 30, 2010 and 33 days at December 31, 2009.

Net cash provided by investing activities was $21.9 million for the nine months ended September 30, 2010 compared to net cash used in investing activities of $110.9 million for the nine months ended September 30, 2009. Net cash provided by investing activities in the nine months ended September 30, 2010 arose principally from the sale of short term investments. During the nine months ended September 30, 2010, the Company realized a net $49.2 million from the sale of its short term investments. The Company actively manages its available cash resources to try to ensure optimum returns. Amounts realized from the sale of short term investments during the period were reinvested in cash equivalents.  Capital expenditure for the nine months ended September 30, 2010 amounted to $23.9 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.

Net cash provided by financing activities during the nine months ended September 30, 2010 amounted to $13.7 million compared with net cash used in financing activities of $79.9 million for the nine months ended September 30, 2009.

As a result of these cash flows, cash and cash equivalents were $231.3 million at September 30, 2010 an increase of $86.5 million for the nine months ended September 30, 2010 compared to $68.2 million at September 30, 2009 an increase of $9.8 million for the nine months ended September 30, 2009.

On July 9, 2007 ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($47.2 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At September 30, 2010, €17.5 million ($23.6 million) was available to be drawn under this facility.

On December 22, 2008 a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On April 21, 2010 the Company reduced this facility to $25 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At September 30, 2010 $25 million was available to be drawn under this facility.

On January 2, 2009 an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At September 30, 2010 $20.8 million was available to be drawn under this facility.

On May 29, 2009 a three year committed credit facility was negotiated with Citibank Europe for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At September 30, 2010 $10 million was available to be drawn under the facility.

On September 3, 2010 a committed 364 day credit facility was negotiated with J.P. Morgan for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At September 30, 2010 $10 million was available to be drawn under the facility.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Ciaran Murray
Date: October 18, 2010	Ciaran Murray
Chief Financial Officer